601 Lexington Avenue New York, New York 10022
Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943	(212) 446-4800	Facsimile: (212) 446-4900
joshua.korff@kirkland.com	www.kirkland.com

April 14, 2014

Via EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	H.J. Heinz Company Hawk Acquisition Intermediate Corporation II Registration Statement on Form S-4 Filed March 10, 2014 File No. 333-194441

Dear Mr. Schwall:

On behalf of H.J. Heinz Company, a Pennsylvania corporation and Hawk Acquisition Intermediate Corporation II, a Delaware corporation (collectively, the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 4, 2014, to Bernardo Hees, President and Chief Executive Officer of the Company, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and clarifies and conforms certain other information.

Beijing Chicago Hong Kong London Los Angeles Munich Palo Alto San Francisco Shanghai Washington, D.C.

April 14, 2014

Prospectus Cover Page

1.	Staff’s Comment: As written, the first paragraph of the prospectus cover page appears to contemplate that you are registering an offering of the Old Notes. Please revise your disclosure to clarify that you are offering registered Exchange Notes for outstanding Old Notes.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the first paragraph of the prospectus cover page of Amendment No. 1 to more fully reflect that the Company is offering registered Exchange Notes for outstanding Old Notes.

Market and Industry Data, page iv

2.	Staff’s Comment: We note your statements that you have not independently verified the market and industry data used in your prospectus, you “cannot assure [us] as to the accuracy and completeness of this information,” and your “beliefs and estimates based on such data, may not be reliable.” Because you are responsible for the disclosure contained in your registration statement, please revise to eliminate any language suggesting otherwise, such as your suggestion that your beliefs and estimates may not be reliable.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure contained in Amendment No. 1 to remove the language referred to by the Staff.

Exhibit 5(i)

3.	Staff’s Comment: The third paragraph includes several references to parties “other than the Issuer,” which would appear to include the Guarantors. For example, counsel includes an assumption as to the due authorization, execution, and delivery of all documents by such parties. Please obtain and file a revised opinion that does not make those assumptions as to the Guarantors. See Section II.B.3.a of Staff Legal Bulletin No. 19 (CF), which is available at http://www.sec.gov/interps/legal/cfslb19.htm.

Response: We respectfully acknowledge the Staff’s comment and have filed a revised opinion concurrently with Amendment No. 1.

4.	Staff’s Comment: Please obtain and file a revised opinion which precisely identifies the items covered. For example, we note that the defined term “Guarantees” in the first paragraph of the opinion is not repeated in part of clause (iii) of the fifth paragraph, which states that “the Exchange notes and guarantee have been duly executed and authenticated in accordance with the provisions of the Indenture.”

Response: We respectfully acknowledge the Staff’s comment and have filed a revised opinion concurrently with Amendment No. 1 to more precisely identify the items covered.

April 14, 2014

5.	Staff’s Comment: Counsel’s opinion expressly excludes all law other than the internal law of the State of New York and the General Corporation Law of the State of Delaware. However, we note that H.J. Heinz Company is incorporated in the State of Pennsylvania and certain co-registrant guarantors are incorporated in the States of California and Idaho. Please ensure that you provide a legal opinion covering all relevant jurisdictions. See Section II.B.1.e of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and is filing with Amendment No.1 as Exhibits 5(ii) and 5(iii), respectively, legal opinions covering the jurisdictions of Pennsylvania and Idaho. Exhibit 5(i) has been revised to cover the jurisdiction of California. As a result, legal opinions covering all relevant jurisdictions have now been provided.

General

6.	Staff’s Comment: We note that you are registering the 4.25% Second Lien Senior Secured Notes due 2020 in reliance on our position enunciated in Exxon Capital Holdings Corp. SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter which states that you are registering the exchange offer in reliance on our position contained in those letters and which includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: The Company respectfully acknowledges the Staff’s comment and in connection with filing Amendment No. 1 is filing the requested supplemental letter as a correspondence filing.

7.	Staff’s Comment: Please file as an exhibit a form of the Letter of Transmittal referenced at page 13 and elsewhere.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the requested Letter of Transmittal as an exhibit to Amendment No. 1.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

April 14, 2014

Sincerely,

/s/ Joshua Korff

Joshua Korff, P.C.

cc:	Mr. Bernardo Hees